UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BR PETROBRAS

FINANCIAL PERFORMANCE

3Q22

FPSO ANNA NERY
NASSAU

Petrobras: *excellence in project implementation and execution*

Petrobras financial performance in 3Q22

Rio de Janeiro, November 03, 2022

Message from the CFO

Dear shareholders and investors,

Once again, I am pleased to share with you the excellent results achieved by Petrobras in the third quarter of 2022. The numbers make clear the value that a company can generate for society and shareholders by making the right choices.

Guided by this commitment, we advanced significantly in the procurement of critical facilities to enable the sustained and profitable growth in oil and gas production, focused on the pre-salt. We signed contracts for three new FPSOs (P-80, P-82 and P-83) for the Búzios field, the largest in our portfolio and which will account for about 1/3 of our production in 2026. As a result, only one of the fifteen platforms included in our 2022-2026 Strategic Plan remains to be contracted.

The relevance of these contracts is demonstrated by the fact that, in the absence of this additional capacity, we would not be able to exploit our reserves efficiently and profitably, forsaking the economic benefits. Therefore, we are increasing the levels of confidence in achieving the goals of our plan, which is even more important in a scenario of rising costs and challenges in global supply chains.

From the financial point of view, we brought our cash position to a level more compatible with the financial needs of the company, considering that besides cash balances of US$ 6.8 billion, we have access to revolving credit facilities, resulting in additional liquidity to the company should stress scenarios eventually materialize. We managed to keep the company's capital structure at extremely healthy levels. It is worth highlighting the issuance of R$ 3 billion in commercial notes in September, and the signing of a credit line with sustainability commitments in July, in the amount of US$ 1.25 billion. The relevance of ESG in our business decisions is also reflected in the approval of the first thirteen projects amounting to US$ 76 million to be incorporated in the decarbonization fund. We estimate that these projects can mitigate 1.05 million tCO2e per year. The decarbonization fund was created in the 2022-26 Strategic Plan, with US$ 248 million allocated to develop solutions, studies and implementation of projects to mitigate our carbon emissions.

Our operational cash generation alongside low debt level and solid liquidity perspectives allowed us to return to society and shareholders dividends of R$ 3.35 per common and preferred share in the third quarter of 2022, totaling R$ 13.80 per common and preferred share in 2022. It is important to highlight that Brazilian society receives about 37% of this total, the largest single portion, in addition to benefiting from tax payments, amounting to R$ 73 billion in the third quarter and reaching the record for the first nine months of the year of R$ 222 billion, an amount already surpassing the total collected in 2021 (R$ 203 billion). It is worth noting that our shares went up 1,436%[1] relative to its lowest level in the previous decade, Additionally, R$ 20.91 in shareholder remuneration was declared or paid out in this time span, including the amount approved in 3Q22. In this period, The Federal Government2 received R$ 113.8 billion in cumulative dividends. The fact that on October 21, 2022 Petrobras reached a record market value in reais of R$ 521 billion - reflecting the Company's strategic choices and management - should also not be underestimated since it results in higher wealth for society. We cannot fail to emphasize that our operating cash flow is directly related to management efficiency, our strategic decisions and our exposure and alignment to Brent prices. In a business characterized by long-term projects, that require relevant capital expenditures and investments in state-of-the-art technologies, and that depend on highly trained and motivated professionals, it is impossible to be successful if we deviate from the rationality of market prices. Moreover, it is worth remembering that not only our production taxes are referenced to international prices: our expenditures and investments also correlate to them to the extent that our industry’s inflation reflects pricing contexts and our exploratory risk – a key element in deepwater and ultra-deepwater exploration - is also quantified premised on market prices.

[1] PETR4 on 01/26/16 (R$ 2.12, closing price) up to 10/28/22 (R$ 32.57, closing price)

2 Control group includes the Federal Government, BNDES, BNDESPar, Caixa Econômica Federal, and Fundo de Participação Social (FPS).

2

Additional to these considerations is the fact that, obviously, we must respect the existing legal framework, represented by laws such as the corporate act, the state-owned company act and the oil law, besides the Company's governance - recently strengthened on the matter of pricing policy, through the formalization of pricing guidelines by our BoD, which establishes a set of criteria and procedures for the approval of capital expenditures, with personal liabilities to the executives involved in the decisions.

Furthermore, Petrobras is not alone in the fuel market: nowadays we have in Brazil a dynamic that encompasses private refining capacity and importers that are necessary to meet oil products demand, which exceeds Brazilian production capacity. Without market prices, there is a risk of shortage of products, with obvious negative consequences for society as a whole.

Finally, it is also worth considering another aspect of our strategy that generates social benefits. Petrobras continuously manages its portfolio of assets, holding only to the most accretive to the Company. The ones eventually divested foster a positive economic dynamic not only by diversifying market agents but also because the buyers increase investments, jobs generation and income for society.

I conclude by reiterating our deep conviction that we are building a Petrobras which is more solid, more resilient and healthier and is able to invest, generate jobs, pay taxes, and return value to society and its shareholders.

Rodrigo Araujo Alves

Main achievements:

  Recurring EBITDA of US$ 17.6 billion and free cash flow of US$ 10.1 billion.
  Recurring net income of US$ 8.8 billion.
  Value creation and distribution to society and shareholders:
  R$ 73 billion in tax collections and government take in 3Q22.
  By the end of 3Q22, R$ 10.45/share in remuneration to shareholders relative to 2022.
  Optimization of our cash position, which reached US$ 6.8 billion.
  Growth in ROCE, reaching 15% in 3Q22.
  Gross debt under control at US$ 54.3 billion.
  Largest issuance of Commercial Notes ever carried out in Brazil, successfully opening a new alternative for domestic funding for Petrobras, in the total amount of R$ 3.0 billion.

3

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q22 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

Main items

Table 1 - Main items*

						Variation (%)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Sales revenues	170,076	170,960	121,594	482,677	318,478	(0.5)	39.9	51.6
Gross profit	86,836	95,861	59,552	257,463	160,590	(9.4)	45.8	60.3
Operating expenses	(12,395)	627	5,385	(22,952)	(15,892)	−	−	44.4
Consolidated net income (loss) attributable to the shareholders of Petrobras	46,096	54,330	31,142	144,987	75,164	(15.2)	48.0	92.9
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	46,290	44,885	17,374	134,521	59,490	3.1	166.4	126.1
Net cash provided by operating activities	63,207	71,804	55,100	187,835	151,734	(12.0)	14.7	23.8
Free cash flow	52,982	63,421	47,243	156,889	127,006	(16.5)	12.1	23.5
Adjusted EBITDA	91,421	98,260	60,744	267,391	171,631	(7.0)	50.5	55.8
Recurring adjusted EBITDA*	92,268	99,337	63,873	269,819	171,603	(7.1)	44.5	57.2
Gross debt (US$ million)	54,268	53,577	59,588	54,268	59,588	1.3	(8.9)	(8.9)
Net debt (US$ million)	47,483	34,435	48,132	47,483	48,132	37.9	(1.3)	(1.3)
Net debt/LTM Adjusted EBITDA ratio **	0.75	0.60	1.17	0.75	1.17	25.0	(35.9)	(35.9)
Average commercial selling rate for U.S. dollar	5.25	4.92	5.23	5.13	5.33	6.7	0.4	(3.8)
Brent crude (US$/bbl)	100.85	113.78	73.47	105.35	67.73	(11.4)	37.3	55.5
Domestic basic oil by-products price (R$/bbl)	692.97	665.50	421.97	636.06	393.33	4.1	64.2	61.7
TRI (total recordable injuries per million men-hour frequency rate)				0.58	0.56	-	-	3.6
ROCE (Return on Capital Employed)	15.0%	12.8%	7.0%	15.0%	7.0%	2,2 p.p.	8 p.p.	8 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD.

4

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Diesel	61,343	52,603	35,722	152,821	92,983	16.6	71.7	64.4
Gasoline	21,575	21,187	17,690	62,166	43,197	1.8	22.0	43.9
Liquefied petroleum gas (LPG)	7,108	7,074	6,747	20,354	17,673	0.5	5.4	15.2
Jet fuel	8,058	6,899	3,292	20,133	7,727	16.8	144.8	160.6
Naphtha	3,305	3,555	2,749	10,042	6,450	(7.0)	20.2	55.7
Fuel oil (including bunker fuel)	2,003	1,734	2,852	5,648	6,708	15.5	(29.8)	(15.8)
Other oil products	7,780	7,949	6,265	22,379	16,399	(2.1)	24.2	36.5
Oil Products	111,172	101,001	75,317	293,543	191,137	10.1	47.6	53.6
Natural gas	10,522	9,649	8,974	29,199	21,659	9.0	17.2	34.8
Crude oil	10,379	13,251	137	32,777	427	(21.7)	7475.9	7576.1
Renewables and nitrogen products	364	466	63	1,173	184	(21.9)	477.8	537.5
Revenues from non-exercised rights	988	834	204	2,361	1,069	18.5	384.3	120.9
Electricity	740	534	5,433	2,827	11,495	38.6	(86.4)	(75.4)
Services, agency and others	1,333	1,508	1,243	4,080	3,019	(11.6)	7.2	35.1
Total domestic market	135,498	127,243	91,371	365,960	228,990	6.5	48.3	59.8
Exports	29,859	40,401	29,308	105,370	85,675	(26.1)	1.9	23.0
Crude oil	19,031	27,589	21,582	71,663	61,803	(31.0)	(11.8)	16.0
Fuel oil (including bunker fuel)	9,182	11,224	6,115	30,271	19,396	(18.2)	50.2	56.1
Other oil products and other products	1,646	1,588	1,611	3,436	4,476	3.7	2.2	(23.2)
Sales abroad (*)	4,719	3,316	915	11,347	3,813	42.3	415.7	197.6
Total foreign market	34,578	43,717	30,223	116,717	89,488	(20.9)	14.4	30.4
Total	170,076	170,960	121,594	482,677	318,478	(0.5)	39.9	51.6
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

In 3Q22, revenues remained roughly stable compared to 2Q22. Revenues from oil products in the domestic market grew 10% compared to 2Q22 - despite the drop in international prices - due to higher sales volumes of all products in 3Q22. Crude oil revenues in the domestic market fell 22% due to lower sales to Acelen and the drop in Brent prices.

Exports fell 26% in 3Q22 compared to 2Q22. In addition to the global depreciation of Brent and oil products prices, there were lower volumes of oil and fuel oil exports, mostly explained by exports that remained in progress for 4Q22.

In terms of revenue composition in the domestic market, diesel and gasoline remained the main products, accounting for 74% of the oil products revenue in 3Q22.

Graph 1 – Oil products sales revenues 3Q22 – domestic market

5

As the conflict in Ukraine persists, we maintained the strategy of diversifying oil flows carried out in 1H22. Russian exports, which previously supplied Europe, were diverted to Asian markets, mainly India and China. Throughout the years Petrobras has been implementing a constant search for global opportunities and the development of new clients, which was decisive for the company to change the flow of its exports as well, taking advantage of new arbitrages and maximizing value generation in its sales. In 3Q22, we continued to work on market development for pre-salt oils, focusing on Atapu and Sépia, which were the last streams added to Petrobras' export basket. In this quarter, four new clients were added, spread among Asia, Europe and South America.

In 3Q22, we had the following distribution of export destinations by volume:

Table 3 – Destination of oil exports

Country	3Q22	2Q22	3Q21
China	29%	15%	39%
Europe	29%	39%	29%
Latam	21%	24%	10%
USA	10%	8%	9%
Asia (Ex China)	9%	12%	11%
Caribbean	2%	2%	2%

Table 4 – Destination of exports of oil products

Country	3Q22	2Q22	3Q21
Singapore	57%	55%	63%
USA	17%	26%	22%
Europe	9%	7%	0%
Caribbean	13%	9%	8%
Others	3%	3%	6%

Cost of goods sold

Table 5 – Cost of goods sold

						Variation (%)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Acquisitions	(35,902)	(26,649)	(24,095)	(86,760)	(55,933)	34.7	49.0	55.1
Crude oil imports	(16,724)	(12,930)	(7,772)	(38,463)	(21,544)	29.3	115.2	78.5
Oil products imports	(14,771)	(8,901)	(9,418)	(30,685)	(19,965)	65.9	56.8	53.7
Natural gas imports	(4,407)	(4,818)	(6,905)	(17,612)	(14,424)	(8.5)	(36.2)	22.1
Production	(41,234)	(44,117)	(33,722)	(124,461)	(93,468)	(6.5)	22.3	33.2
Crude oil	(34,079)	(37,139)	(28,044)	(103,417)	(75,730)	(8.2)	21.5	36.6
Production taxes	(17,773)	(20,327)	(13,229)	(54,662)	(35,344)	(12.6)	34.3	54.7
Other costs	(16,306)	(16,812)	(14,815)	(48,755)	(40,386)	(3.0)	10.1	20.7
Oil products	(3,448)	(3,152)	(3,402)	(9,859)	(10,399)	9.4	1.4	(5.2)
Natural gas	(3,707)	(3,826)	(2,276)	(11,185)	(7,339)	(3.1)	62.9	52.4
Production taxes	(1,150)	(1,282)	(738)	(3,641)	(2,218)	(10.3)	55.8	64.2
Other costs	(2,557)	(2,544)	(1,538)	(7,544)	(5,121)	0.5	66.3	47.3
Services, electricity, operations abroad and others	(6,104)	(4,333)	(4,225)	(13,993)	(8,487)	40.9	44.5	64.9
Total	(83,240)	(75,099)	(62,042)	(225,214)	(157,888)	10.8	34.2	42.6

In 3Q22, cost of goods sold grew 11% compared to 2Q22, mainly reflecting higher purchases and imports of crude and oil products. The depreciation of Brent prices contributed to the drop in government participation.

It is worth noting the continued decline of LNG in the composition of natural gas purchases, with a reduction of 2 MMm³/day in regasification volumes, reaching 5 MM m3/day in 3Q22, essentially explained by the low demand for gas for thermoelectric plants due to the positive hydrological scenario

6

Operating expenses

Table 6 – Operating expenses

						Variation (%)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Selling, General and Administrative Expenses	(8,110)	(7,725)	(7,529)	(23,553)	(21,336)	5.0	7.7	10.4
Selling expenses	(6,358)	(6,136)	(5,766)	(18,653)	(16,706)	3.6	10.3	11.7
Materials, third-party services, freight, rent and other related costs	(5,102)	(4,922)	(4,831)	(14,991)	(14,020)	3.7	5.6	6.9
Depreciation, depletion and amortization	(1,020)	(1,066)	(831)	(3,124)	(2,384)	(4.3)	22.7	31.0
Allowance for expected credit losses	(107)	(30)	37	(177)	71	256.7	−	−
Employee compensation	(129)	(118)	(141)	(361)	(373)	9.3	(8.5)	(3.2)
General and administrative expenses	(1,752)	(1,589)	(1,763)	(4,900)	(4,630)	10.3	(0.6)	5.8
Employee compensation	(1,171)	(1,060)	(1,364)	(3,267)	(3,390)	10.5	(14.1)	(3.6)
Materials, third-party services, rent and other related costs	(446)	(411)	(294)	(1,260)	(894)	8.5	51.7	40.9
Depreciation, depletion and amortization	(135)	(118)	(105)	(373)	(346)	14.4	28.6	7.8
Exploration costs	(565)	(196)	(696)	(1,169)	(2,897)	188.3	(18.8)	(59.6)
Research and Development	(984)	(1,080)	(792)	(3,145)	(2,206)	(8.9)	24.2	42.6
Other taxes	(489)	(455)	(1,141)	(1,255)	(1,983)	7.5	(57.1)	(36.7)
Impairment of assets	(1,336)	(847)	16,358	(2,179)	15,353	57.7	−	−
Other income and expenses, net	(911)	10,930	(815)	8,349	(2,823)	−	11.8	−
Total	(12,395)	627	5,385	(22,952)	(15,892)	−	−	44.4

In 3Q22, selling expenses grew 4% compared to 2Q22, mainly due to higher logistics expenses related to offshore trading operations.

General and Administrative expenses rose 10% compared to 2Q22, mainly reflecting wage adjustments under the Collective Bargaining Agreement.

The increase in exploration expenses is explained mostly by the reversal of expenses in 2Q22, due to the approval of the execution of a Conduct Adjustment Agreement (TAC) with the National Petroleum Agency to offset local content fines. The TAC provides for the conversion of fines into investment commitments in Exploration and Production with local content, and, under the terms of the agreement, Petrobras commits to invest in local content until 2026. In addition, there were higher expenses with geology and geophysics. The signature of the TAC does not alter the investments foreseen in the Strategic Plan 2022-26, disclosed by Petrobras on November 24, 2021, and is in line with the strategy of generating value by managing the Company's liabilities and improving its capital allocation.

In 3Q22, other expenses totaled R$ 911 million against revenues of R$ 10.9 billion in 2Q22. This variation is mainly explained by capital gain of R$ 14.2 billion in 2Q22 related to the co-participation agreements in the Sepia and Atapu fields.

Adjusted EBITDA

In 3Q22, Adjusted EBITDA reached R$ 91.4 billion, a 7% decrease compared to 2Q22, mainly due to the depreciation of Brent prices in the period and lower sales in the foreign market due to the increase in ongoing exports.

7

Financial results

Table 7 – Financial results

						Variation (%)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Finance income	2,713	3,054	1,188	7,127	2,973	(11.2)	128.4	139.7
Income from investments and marketable securities (Government Bonds)	1,783	1,821	519	4,448	921	(2.1)	243.5	383.0
Other income, net	930	1,233	669	2,679	2,052	(24.6)	39.0	30.6
Finance expenses	(4,157)	(4,691)	(6,237)	(12,817)	(22,721)	(11.4)	(33.3)	(43.6)
Interest on finance debt	(2,963)	(3,396)	(3,499)	(9,143)	(12,415)	(12.8)	(15.3)	(26.4)
Unwinding of discount on lease liabilities	(1,773)	(1,644)	(1,579)	(4,943)	(4,768)	7.8	12.3	3.7
Discount and premium on repurchase of debt securities	(54)	(404)	(1,309)	(592)	(5,813)	(86.6)	(95.9)	(89.8)
Capitalized borrowing costs	1,364	1,464	1,406	4,072	3,970	(6.8)	(3.0)	2.6
Unwinding of discount on the provision for decommissioning costs	(668)	(675)	(1,017)	(2,025)	(3,071)	(1.0)	(34.3)	(34.1)
Other finance expenses and income, net	(63)	(36)	(239)	(186)	(624)	75.0	(73.6)	(70.2)
Foreign exchange gains (losses) and indexation charges	(6,529)	(14,120)	(20,431)	(15,057)	(25,704)	(53.8)	(68.0)	(41.4)
Foreign exchange gains (losses)	(4,073)	(8,184)	(15,507)	278	(10,659)	(50.2)	(73.7)	−
Reclassification of hedge accounting to the Statement of Income	(5,813)	(5,442)	(5,396)	(18,476)	(17,823)	6.8	7.7	3.7
Monetary restatement of anticipated dividends and dividends payable (*)	2,085	(1,335)	104	749	32	−	1904.8	2240.6
Recoverable taxes inflation indexation income (**)	155	119	79	382	2,587	30.3	96.2	(85.2)
Other foreign exchange gains (losses) and indexation charges, net	1,117	722	289	2,010	159	54.7	286.5	1164.2
Total	(7,973)	(15,757)	(25,480)	(20,747)	(45,452)	(49.4)	(68.7)	(54.4)

(*) In 2022, it refers to the income on the monetary restatement of paid anticipated dividends, in the amount of R$ 2.180 (R$ 105, in 2021) , and to the expense on the indexation charges on dividends payable, in the amount of R$ 1.431(R$ 73, in 2021)

(**) In 2021, includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

The financial result in 3Q22 was negative by R$ 8 billion, a 49% improvement over 2Q22 (R$ 15.8 billion), mainly reflecting the weaker depreciation of the BRL against USD (3% in 3Q22 against 11% in 2Q22). In addition, there was an improvement in monetary variations mainly due to the monetary restatement of anticipated dividends for the fiscal year 2022. In 3Q22, we also observed lower transaction costs in the repurchase of securities and a lower goodwill compared to 2Q22, when we carried out a tender offer of US$ 2.0 billion in April 2022.

Net profit (loss) attributable to Petrobras shareholders

Net income in 3Q22 was R$ 46.1 billion, compared to R$ 54.3 billion in 2Q22. This result is mainly explained by the depreciation of Brent prices, as well as capital gain of R$ 14.2 billion related to the co-participation agreements in Sepia and Atapu in 2Q22. These factors were partially offset by the improved financial result (R$ 7.8 billion) reflecting the lower depreciation of the BRL versus the USD in 3Q22 compared to 2Q22. With the lower pre-tax income, there was a lower income tax and social contribution expense of R$ 5.8 billion.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 3Q22, net income was negatively impacted by R$ 0.2 billion and would have summed up to R$ 46.3 billion without the non-recurring items. Adjusted EBITDA was negatively impacted by R$ 0.8 billion and would have summed up to R$ 92.3 billion without the non-recurring items.

8

Special items

Table 8 – Special items

						Variation (%)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Net income	46,236	54,484	31,224	145,503	75,541	(15.1)	48.1	92.6
Non-recurring items	(299)	14,318	20,752	15,881	23,834	−	−	(33.4)
Non-recurring items that do not affect Adjusted EBITDA	548	15,395	23,881	18,309	23,805	(96.4)	(97.7)	(23.1)
Impairment of assets and investments	(1,324)	(860)	16,313	(2,224)	17,256	54.0	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(1)	−	(35)	(1)	(220)	−	(97.1)	(99.5)
Gains and losses on disposal / write-offs of assets	1,550	1,828	613	5,850	1,235	(15.2)	152.9	373.7
Results from co-participation agreements in bid areas	(50)	14,243	3,519	14,193	3,519	−	−	303.3
Agreements signed for the electricity sector	−	−	−	−	436	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	(2)	−	2,402	−	−	−
Discount and premium on repurchase of debt securities	373	184	(1,294)	491	(5,798)	102.7	−	−
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	−	−	4,767	−	4,767	−	−	−
Financial updating on state amnesty programs	−	−	−	−	208	−	−	−
Other non-recurring items	(847)	(1,077)	(3,129)	(2,428)	28	(21.4)	(72.9)	−
Voluntary Separation Plan	(4)	(9)	9	(33)	52	(55.6)	−	−
Amounts recovered from Lava Jato investigation	115	−	132	175	1,197	−	(12.9)	(85.4)
Gains / (losses) on decommissioning of returned/abandoned areas	(7)	(15)	(22)	(147)	(60)	(53.3)	(68.2)	145.0
State amnesty programs	−	−	137	−	796	−	−	−
Gains (losses) related to legal proceedings	(950)	(866)	(545)	(2,373)	(1,271)	9.7	74.3	86.7
Equalization of expenses - Production Individualization Agreements	(1)	(187)	98	(50)	(190)	(99.5)	−	(73.7)
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	1	−	(111)	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	61	−	2,554	−	−	−
Gains/(losses) arising from actuarial review of health care plan	−	−	(4,518)	−	(4,518)	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	−	−	1,518	−	1,579	−	−	−
Net effect of non-recurring items on IR / CSLL	105	(4,873)	(6,984)	(5,415)	(8,159)	−	−	(33.6)
Recurring net income	46,430	45,039	17,456	135,037	59,867	3.1	166.0	125.6
Shareholders of Petrobras	46,290	44,885	17,374	134,521	59,490	3.1	166.4	126.1
Non-controlling interests	140	154	82	516	377	(9.1)	70.7	36.9
Adjusted EBITDA	91,421	98,260	60,744	267,391	171,631	(7.0)	50.5	55.8
Non-recurring items	(847)	(1,077)	(3,129)	(2,428)	28	(21.4)	(72.9)	−
Recurring Adjusted EBITDA	92,268	99,337	63,873	269,819	171,603	(7.1)	44.5	57.2

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

9

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 - Capex

						Variation (%)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Exploration and Production	1,685	1,674	1,456	4,734	5,030	0.7	15.8	(5.9)
Refining, Transportation and Marketing	295	274	226	821	673	7.6	30.2	21.9
Gas and Power	65	92	94	251	252	(29.3)	(31.2)	(0.3)
Others	86	141	86	274	186	(39.1)	(0.4)	47.7
Subtotal	2,131	2,181	1,863	6,080	6,140	(2.3)	14.4	(1.0)
Signature bonus	−	892	−	892	−	−	−	−
Total	2,131	3,073	1,863	6,972	6,140	(30.6)	14.4	13.5

In 3Q22, capex totaled US$ 2.1 billion, 31% below 2Q22, mainly due to the impact of the signature bonus of the Sépia and Atapu fields that occurred in 2Q22. In the first nine months of the year, capex totaled US$ 7.0 billion, an increase of 14% compared to 9M21, reaching 59% of the US$ 11.9 billion initially estimated for 2022, in the Strategic Plan 2022-26, including the $0.9 billion signing bonus.

Considering: (i) adjustments to the schedule of activities, (ii) optimization of exploratory expenses, and (iii) non-replacement of pipelines affected by SCC-CO2 in Búzios and Tupi, which when inspected indicated a longer useful life, we project investments between US$ 9 and US$ 10 billion for the year, with no impact on the 2022 production target.

Investments in growth correspond to 48% of total capex in 3Q22.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, offloading, and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. It includes acquisitions of assets/companies and remaining investments in systems that started up as of 2020 and exploratory investments.

Sustaining capex, on the other hand, has the main objective of maintaining the operation of existing assets. It does not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started up before 2020, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

In 3Q22, capex in the Exploration & Production segment totaled US$ 1.7 billion, in line with 2Q22. Investments in growth corresponded to 57% and were mainly concentrated on: (i) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 0.6 billion); (ii) development of new deepwater projects (US$ 0.2 billion); and (iii) exploratory investments in the pre-salt and post-salt (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.3 billion in 3Q22, of which approximately 18% was related to growth. In Gas & Power, capex totaled US$ 0.1 billion in 3Q22, with approximately 10% related to growth.

10

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras Actual US$ bn	CAPEX Petrobras Total US$ bn1	Petrobras Stake	Status
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.93	2.0	92,66%[2]	Project in phase of execution with production system under commisioning. 10 wells drilled and 7 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.15	1.7	100%	Project in phase of execution. Production system is sailing to Brazil.
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.15	1.3	100%	Project in phase of execution with production system under commisioning. 2 wells drilled and completed.4
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.22	0.8	38,6%[3]	Project in phase of execution with production system under construction. 11 wells drilled and 4 completed
Itapu P-71 (Owned unit)	2023[5]	150,000	2.11	3.4	100%	Project in phase of execution. Production system arrived in Itapu field. 4 wells drilled and 2 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.07	0.8	38,6%[3]	Project in phase of execution with production system under construction. 4 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.30	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.11	2.1	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6 P-78 (Owned unit)	2025	180,000	0.37	4.1	92,66%[2]	Project in phase of execution with production system under construction.
Búzios 8 P-79 (Owned unit)	2025	180,000	0.29	4.2	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.05	0.8	38,6%[3]	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed
Búzios 9 P-80 (Owned unit)	2026	225,000	0.04	4.8	92,66%[2]	Project in phase of execution. Production system construction contract signed on August 2022. 2 wells drilled and completed
Búzios 10 P-82 (Owned unit)	2026	225,000	0.03	5.1	92,66%[2]	Project in phase of execution. Production system construction contract signed on October 2022. 1 well drilled
Búzios 11 P-83 (Owned unit)	2027	225,000	0.02	4.8	92,66%[2]	Project in phase of execution. Production system construction contract signed on September 2022. 2 wells drilled

[1] Total CAPEX with the Strategic Plan 2022-26 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

2 In March 2022, Petrobras has signed the contract with the partner CNOOC Petroleum Brasil Ltda. (CPBL) for the assignment of 5% of its interest in the Production Sharing Contract of the Transfer of Rights Surplus for the Buzios field. Petrobras stake will be adjusted after the transaction's approval by the regulatory agencies.

[3] Petrobras stake updated after the approval of the Production Individualization Agreement (AIP) of the Mero accumulation. As the compensation relative to the non-contracted area expenses will be paid in oil to the consortium, the work interest (WI) of the CAPEX reported will not change.

[4] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

[5] Anticipation to 2022 expected

11

Portfolio management

In 3Q22, cash inflows from divestments totaled US$ 537 million, including the payment for the sale of Gaspetro, in the amount of US$ 392 million. In the first nine months of the year, we received US$3.9 billion from asset sales, including deferred payments from the sales of NTS (US$1.0 billion) in 2Q22 and Bacalhau (US$950 million) in 1Q22.

From January 1, 2022, to November 02, 2022, we concluded the sale of the Alagoas and Recôncavo Clusters, exploratory blocks in Parana and Potiguar Basins and our equity interests in Deten Química and Gaspetro. Additionally, we signed the contracts for the sale of the Potiguar, Norte Capixaba, Golfinho and Camarupim Clusters, the Albacora East field and LUBNOR Refinery.

Table 11 – Main transactions by November 02nd, 2022 and respective transaction amounts (excluding deferred payments)

Assets	Amount received (US$ million)	Transaction amount[1] (US$ million)
Bloco PAR-T-198_Paraná Basin	0.031	0.031[6]
Bloco PAR-T-218_Paraná Basin	0.032	0.032[6]
Bloco POT-T-794_Potiguar Basin	0.525	0.525[6]
East Albacora field	293	2,201
Papa-Terra field	6	105.6[6]
Deten Química	101.2²	117²
Gaspetro	392.3[2]	394[6]
Alagoas cluster	300	300[6]
Carmópolis cluster	275	1,100[6]
Fazenda Belém cluster	13.4	35[5]
Golfinho e Camarupim clusters	3	75
Norte cluster	35.85	544
Peroá cluster	13.07	55[6]
Pescada cluster	-	2[5]
Potiguar cluster	110	1,380
Recôncavo cluster	256	250[5]
LUBNOR refinery	3.4	34
REMAN refinery	28.4	189.5[6]
SIX	3	33[6]
Total amount	1,834	6,816

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2021

12

Liquidity and capital resources[2]

Table 12 - Liquidity and Capital Resources

R$ million	3Q22	2Q22	3Q21	9M22	9M21
Adjusted cash and cash equivalents at the beginning of period	100,268	87,568	52,139	62,040	64,280
Government bonds and time deposits with maturities of more than 3 months at the beginning of period*	(14,957)	(5,967)	(3,013)	(3,630)	(3,424)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	37	40	4	72	74
Cash and cash equivalents at the beginning of period	85,348	81,641	49,130	58,482	60,930
Net cash provided by operating activities	63,207	71,804	55,100	187,835	151,734
Net cash provided by (used in) investing activities	(3,823)	16,727	20,579	7,921	7,965
Acquisition of PP&E and intangibles assets	(10,225)	(8,383)	(7,857)	(30,946)	(24,728)
Investments in investees	(3)	(49)	(20)	(101)	(80)
Proceeds from disposal of assets - Divestment	2,872	7,800	12,325	19,927	15,053
Financial compensation from co-participation agreements	650	24,512	15,510	25,481	15,510
Dividends received	402	938	484	1,615	1,581
Divestment (Investment) in marketable securities	2,481	(8,091)	137	(8,055)	629
(=) Net cash provided by operating and investing activities	59,384	88,531	75,679	195,756	159,699
Net cash used in financing activities	(121,013)	(89,705)	(68,216)	(227,173)	(164,565)
Net financings	(3,297)	(20,212)	(39,404)	(33,432)	(109,620)
Proceeds from financing	11,677	863	452	13,322	8,921
Repayments	(14,974)	(21,075)	(39,856)	(46,754)	(118,541)
Repayment of lease liability	(6,954)	(6,697)	(7,750)	(20,567)	(23,323)
Dividends paid to shareholders of Petrobras	(111,046)	(62,027)	(20,895)	(173,075)	(31,177)
Dividends paid to non-controlling interest	(50)	(264)	(184)	(340)	(396)
Investments by non-controlling interest	334	(505)	17	241	(49)
Effect of exchange rate changes on cash and cash equivalents	(69)	4,881	2,833	(3,415)	3,362
Cash and cash equivalents at the end of period	23,650	85,348	59,426	23,650	59,426
Government bonds and time deposits with maturities of more than 3 months at the end of period*	13,038	14,957	2,920	13,038	2,920
Cash and cash equivalents in companies classified as held for sale at the end of the period	−	(37)	(32)	−	(32)
Adjusted cash and cash equivalents at the end of period	36,688	100,268	62,314	36,688	62,314
Reconciliation of Free Cash Flow
Net cash provided by operating activities	63,207	71,804	55,100	187,835	151,734
Acquisition of PP&E and intangibles assets	(10,225)	(8,383)	(7,857)	(30,946)	(24,728)
Free cash flow**	52,982	63,421	47,243	156,889	127,006

As of September 30, 2022, cash and cash equivalents totaled R$ 23.6 billion and adjusted cash and cash equivalents totaled R$ 36.7 billion, optimizing the company’s cash level.

In 3Q22, cash generated from operating activities reached R$ 63.2 billion and positive free cash flow totaled R$ 53.0 billion. This level of cash generation, along with our cash balances and the inflow of funds from the divestments of R$ 2.9 billion were used to: (a) pay remuneration to shareholders (R$ 111.0 billion) (b) prepay debt and amortize principal and interest due in the period (R$ 15.0 billion), (c) amortize lease liabilities (R$ 7.0 billion) and (d) make investments of R$ 10.2 billion.

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

13

In 3Q22, the company settled several loans and financial debt, in the amount of R$ 15.0 billion, notably the repurchase and redemption of R$ 5.2 billion of securities in the international capital market. The company raised R$ 11.7 billion, of which (i) R$ 6.7 billion through a credit line with sustainability commitments (Sustainability-Linked Loan) in the international banking market due in 2027, and (ii) R$ 3.0 billion through the issuance of commercial notes in the domestic capital market due in 2030 and 2032.

The current level of gross debt, high cash generation and solid liquidity allowed the company to approve a shareholder remuneration payment in the amount of R$ 3.35 per common and preferred share.

14

Debt

As of September 30, 2022, gross debt reached US$ 54.3 billion, a variation of 1.3% compared to June 30, 2022.

Average maturity shifted from 13 years on June 30, 2022, to 12 years on September 30, 2022, mainly because of the repurchase of long-term bonds in the international market, taking advantage of falling prices.

The gross debt/EBITDA ratio reached 0.85x on September 30, 2022, compared to 0.93x on June 30, 2022.

On September 30, 2022, net debt reached US$ 47.5 billion, as a result of the cash level optimization during 3Q22. The net debt/adjusted EBITDA ratio increased from 0.60x on June 30, 2022 to 0.75x on September 30, 2022.

Table 13 – Debt indicators

US$ million	09.30.2022	06.30.2022	Δ %	09.30.2021
Financial Debt	30,855	31,051	(0.6)	36,716
Capital Markets	16,800	18,261	(8.0)	22,213
Banking Market	10,713	9,158	17.0	10,524
Development banks	721	770	(6.4)	813
Export Credit Agencies	2,452	2,688	(8.8)	2,972
Others	169	174	(2.9)	194
Finance leases	23,413	22,526	3.9	22,872
Gross debt	54,268	53,577	1.3	59,588
Adjusted cash and cash equivalents	6,785	19,142	(64.6)	11,456
Net debt	47,483	34,435	37.9	48,132
Net Debt/(Net Debt + Market Cap) - Leverage	38%	32%	18.8	42%
Average interest rate (% p.a.)	6.4	6.3	1.6	6.0
Weighted average maturity of outstanding debt (years)	12.04	13.04	(7.7)	13.50
Net debt / LTM Adjusted EBITDA ratio	0.75	0.60	25.0	1.17
Gross debt / LTM Adjusted EBITDA ratio	0.85	0.93	(7.9)	1.45
R$ million
Financial Debt	166,818	162,644	2.6	199,713
Finance Lease	126,585	117,993	7.3	124,411
Adjusted cash and cash equivalents	36,688	100,268	(63.4)	62,314
Net Debt	256,715	180,369	42.3	261,810

15

Results by segment

Exploration and Production

Table 14 – E&P results

						Variation (%) (*)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Sales revenues	101,391	108,041	76,472	311,999	211,864	(6.2)	32.6	47.3
Gross profit	62,342	67,813	43,489	192,610	120,578	(8.1)	43.4	59.7
Operating expenses	(2,316)	12,551	19,572	9,983	14,276	−	−	(30.1)
Operating income (loss)	60,026	80,364	63,061	202,593	134,854	(25.3)	(4.8)	50.2
Net income (loss) attributable to the shareholders of Petrobras	39,860	53,327	41,778	134,504	89,473	(25.3)	(4.6)	50.3
Adjusted EBITDA of the segment	73,152	78,534	54,508	224,661	149,828	(6.9)	34.2	49.9
EBITDA margin of the segment (%)	72	73	71	72	71	(1)	1	1
ROCE (Return on Capital Employed) (%)	19.7	17.4	8.8	19.7	8.8	2.3	10.9	10.9
Average Brent crude (US$/bbl)	100.85	113.78	73.47	105.35	67.73	(11.4)	37.3	55.5
Internal Transfer Price to RTM - Crude oil (US$/bbl)	98.81	106.90	69.54	99.79	64.19	(7.6)	42.1	55.5
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	5.85	5.98	5.02	5.68	4.95	(2.2)	16.5	14.8
excluding production taxes	7.53	7.68	6.66	7.39	6.56	(1.9)	13.2	12.6
Onshore and shallow waters
with leases	15.44	17.23	14.27	16.39	13.35	(10.4)	8.2	22.8
excluding leases	15.44	17.23	14.27	16.39	13.35	(10.4)	8.2	22.8
Deep and ultra-deep post-salt
with leases	13.66	14.47	12.16	13.10	11.48	(5.6)	12.3	14.1
excluding leases	12.52	13.06	10.72	11.68	10.07	(4.2)	16.8	16.0
Pre-salt
with leases	5.36	5.19	4.35	5.22	4.39	3.2	23.3	18.9
excluding leases	3.44	3.31	2.53	3.33	2.58	3.8	35.8	29.1
including production taxes and excluding leases	23.48	25.95	18.50	24.59	17.24	(9.5)	27.0	42.6
including production taxes and leases	25.16	27.64	20.13	26.30	18.86	(9.0)	25.0	39.5
Production taxes - Brazil	18,925	19,848	15,590	59,938	42,455	(4.7)	21.4	41.2
Royalties	10,692	11,062	8,021	32,905	21,722	(3.3)	33.3	51.5
Special participation	8,168	8,725	7,513	26,846	20,580	(6.4)	8.7	30.4
Retention of areas	65	61	56	187	153	6.6	16.1	22.2
(*) EBITDA margin and ROCE variations in percentage points

In 3Q22, E&P gross profit was R$ 62.3 billion, a reduction of 8.1% when compared to 2Q22, mainly due to the lower Brent prices. Operating income was 25.3% lower, reflecting the drop in gross profit and the fact that the compensation from the co-participation agreements of Sépia and Atapu fields took place in 2Q22. We recorded a 2% reduction in the lifting cost without leasing and government take when compared to 2Q22 due to the 7% BRL depreciation against the USD, partially offset by higher expenses related to project integrity, mainly subsea inspections in the Tupi field.

In the pre-salt, there was a slight increase of 4% in lifting cost, mainly driven by the higher expenses related to the subsea inspections, partially offset by the BRL depreciation.

In the post-salt, there was a 4% reduction in the same indicator when compared to 2Q22, mainly due to the aforementioned FX effect in the period.

In onshore and shallow water assets, we observed lower lifting costs due to the effect of the BRL depreciation against USD and to the stoppage of production in Sergipe-Alagoas fields, with higher lifting costs, for operational safety procedures.

The reduction in government take per barrel in 3Q22 reflects the lower Brent prices in the period.

16

Refining, Transportation and Marketing

Table 15 - RTM results

						Variation (%) (*)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Sales revenues	154,035	157,429	107,188	439,940	284,257	(2.2)	43.7	54.8
Gross profit (loss)	14,428	25,532	11,642	56,271	35,490	(43.5)	23.9	58.6
Operating expenses	(3,519)	(4,163)	(5,396)	(10,463)	(10,334)	(15.5)	(34.8)	1.2
Operating Income (loss)	10,909	21,369	6,246	45,808	25,156	(48.9)	74.7	82.1
Net income (loss) attributable to the shareholders of Petrobras	7,082	13,629	5,465	31,056	21,298	(48.0)	29.6	45.8
Adjusted EBITDA of the segment	14,962	24,308	9,438	55,492	33,941	(38.4)	58.5	63.5
EBITDA margin of the segment (%)	10	15	9	13	12	(6)	1	1
ROCE (Return on Capital Employed) (%)	12.3	11.0	4.7	12.3	4.7	1.3	7.6	7.6
Refining cost (US$/barrel) - Brazil	2.17	1.84	1.69	1.93	1.64	18.1	28.4	17.7
Refining cost (R$/barrel) - Brazil	11.48	9.19	8.91	9.95	8.77	24.9	28.8	13.5
Domestic basic oil by-products price (R$/bbl)	692.97	665.50	421.97	636.06	393.33	4.1	64.2	61.7
(*) EBITDA margin and ROCE variations in percentage points

In 3Q22, gross profit from the Refining, Transportation and Marketing (RTM) segment was R$ 14.4 billion, a decrease of 43% when compared to 2Q22, due to the negative effect of inventories turnover, because of the decline in Brent prices, in contrast to the positive effect in 2Q22. Excluding the effect of inventory turnover (-R$ 8.4 billion in 3Q22 and +R$ 5.7 billion in 2Q22) gross profit would have been R$ 22.8 billion in 3Q22 and R$ 19.9 billion in 2Q22.

There were higher margins for oil products in the domestic market, mainly diesel, due to the high international margins, besides higher sales volumes for diesel, due to the typical seasonality, and gasoline, due to higher attractiveness compared to ethanol.

In 3Q22, the operating income was lower than in 2Q22, due to the lower gross profit, partially offset by lower expenses with lawsuits.

In 3Q22, refining cost per barrel in BRL increased by 25% when compared to 2Q22, due to the increase in expenses with inputs and maintenance for the upkeep and revitalization of the refineries, in addition to readjustments in personnel costs.

17

Gas and Power

Table 16 – G&P results

						Variation (%) (*)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Sales revenues	21,747	18,390	18,014	57,792	44,061	18.3	20.7	31.2
Gross profit	7,898	6,713	4,076	16,994	14,104	17.7	93.8	20.5
Operating expenses	(3,078)	(4,008)	(4,043)	(11,702)	(11,645)	(23.2)	(23.9)	0.5
Operating income (loss)	4,820	2,705	33	5,292	2,459	78.2	14506.1	115.2
Net income (loss) attributable to the shareholders of Petrobras	3,148	1,796	20	3,483	1,752	75.3	15640.0	98.8
Adjusted EBITDA of the segment	4,610	3,219	1,022	6,159	4,820	43.2	351.1	27.8
EBITDA margin of the segment (%)	21	18	6	11	11	3.0	15.0	−
ROCE (Return on Capital Employed) (%)	(0.6)	(3.9)	2.6	(0.6)	2.6	3.3	(3.2)	(3.2)
Natural gas sales price - Brazil (US$/bbl)	75.74	71.16	46.98	67.02	41.43	6.4	61.2	61.8
Fixed revenues from power auctions	532	514	575	1,546	1,691	3.5	(7.5)	(8.6)
Average price for power generation (R$/MWh)	72.78	90.75	504.97	216.15	434.73	(19.8)	(85.6)	(50.3)
(*) EBITDA margin and ROCE variations in percentage points

In 3Q22, gross profit was R$ 7.9 billion, an increase of 17.7% when compared to 2Q22, mainly reflecting the recovery in commercialization margins, resulting from: (a) the improvement in the natural gas sales portfolio, and; (b) the lower need for regasified LNG with the resumption of stoppages in production platforms throughout 2Q22.

In 3Q22, operating income was R$ 4.8 billion, 78.2% higher than in 2Q22, due to higher gross profit and lower operating expenses due to the capital gain related to the sale of Gaspetro.

18

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
R$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 X 2Q22	3Q22 X 3Q21	9M22 X 9M21
Net income (loss)	46,236	54,484	31,224	145,503	75,541	(15.1)	48.1	92.6
Net finance income (expense)	7,973	15,757	25,480	20,747	45,452	(49.4)	(68.7)	(54.4)
Income taxes	20,403	26,193	9,753	70,194	31,549	(22.1)	109.2	122.5
Depreciation, depletion and amortization	17,143	16,996	16,262	50,743	46,820	0.9	5.4	8.4
EBITDA	91,755	113,430	82,719	287,187	199,362	(19.1)	10.9	44.1
Results in equity-accounted investments	(171)	54	(1,520)	(1,933)	(7,844)	−	(88.8)	(75.4)
Impairment	1,336	847	(16,358)	2,179	(15,353)	57.7	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	1	−	35	1	220	−	(97.1)	(99.5)
Results from co-participation agreements in bid areas	50	(14,243)	(3,519)	(14,193)	(3,519)	−	−	303.3
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,550)	(1,828)	(613)	(5,850)	(1,235)	(15.2)	152.9	373.7
Adjusted EBITDA	91,421	98,260	60,744	267,391	171,631	(7.0)	50.5	55.8

Adjusted EBITDA margin (%)	54	57	50	55	54	(3.0)	4.0	1.0
(*) EBITDA Margin variations in percentage points

19

Financial statements

Table 18 - Income statement - Consolidated

R$ million	3Q22	2Q22	3Q21	9M22	9M21
Sales revenues	170,076	170,960	121,594	482,677	318,478
Cost of sales	(83,240)	(75,099)	(62,042)	(225,214)	(157,888)
Gross profit	86,836	95,861	59,552	257,463	160,590
Selling expenses	(6,358)	(6,136)	(5,766)	(18,653)	(16,706)
General and administrative expenses	(1,752)	(1,589)	(1,763)	(4,900)	(4,630)
Exploration costs	(565)	(196)	(696)	(1,169)	(2,897)
Research and development expenses	(984)	(1,080)	(792)	(3,145)	(2,206)
Other taxes	(489)	(455)	(1,141)	(1,255)	(1,983)
Impairment of assets	(1,336)	(847)	16,358	(2,179)	15,353
Other income and expenses	(911)	10,930	(815)	8,349	(2,823)
	(12,395)	627	5,385	(22,952)	(15,892)
Operating income (loss)	74,441	96,488	64,937	234,511	144,698
Finance income	2,713	3,054	1,188	7,127	2,973
Finance expenses	(4,157)	(4,691)	(6,237)	(12,817)	(22,721)
Foreign exchange gains (losses) and inflation indexation charges	(6,529)	(14,120)	(20,431)	(15,057)	(25,704)
Net finance income (expense)	(7,973)	(15,757)	(25,480)	(20,747)	(45,452)
Results in equity-accounted investments	171	(54)	1,520	1,933	7,844
Income (loss) before income taxes	66,639	80,677	40,977	215,697	107,090
Income taxes	(20,403)	(26,193)	(9,753)	(70,194)	(31,549)
Net Income (loss)	46,236	54,484	31,224	145,503	75,541
Net income (loss) attributable to:
Shareholders of Petrobras	46,096	54,330	31,142	144,987	75,164
Non-controlling interests	140	154	82	516	377

20

Table 19 - Statement of financial position – Consolidated

ASSETS - R$ million	09.30.2022	12.31.2021
Current assets	159,327	168,247
Cash and cash equivalents	23,650	58,410
Marketable securities	13,038	3,630
Trade and other receivables, net	22,026	35,538
Inventories	52,825	40,486
Recoverable taxes	7,763	7,511
Assets classified as held for sale	28,684	13,895
Other current assets	11,341	8,777
Non-current assets	788,247	804,704
Long-term receivables	92,717	79,992
Trade and other receivables, net	10,516	10,603
Marketable securities	264	247
Judicial deposits	54,317	44,858
Deferred taxes	2,673	3,371
Other tax assets	19,871	18,197
Other non-current assets	5,076	2,716
Investments	9,041	8,427
Property, plant and equipment	671,067	699,406
Intangible assets	15,422	16,879
Total assets	947,574	972,951

LIABILITIES - R$ million	09.30.2022	12.31.2021
Current liabilities	135,807	134,913
Trade payables	28,164	30,597
Finance debt	17,873	20,316
Lease liability	28,855	30,315
Taxes payable	24,063	26,414
Short-term employee benefits	11,924	11,967
Liabilities related to assets classified as held for sale	8,963	4,840
Other current liabilities	15,965	10,464
Non-current liabilities	437,662	448,457
Finance debt	148,945	178,908
Lease liability	97,730	98,279
Income taxes payable	1,604	1,676
Deferred taxes	35,472	6,857
Employee benefits	47,260	52,310
Provision for legal and administrative proceedings	13,621	11,263
Provision for decommissioning costs	80,502	87,160
Other non-current liabilities	12,528	12,004
Shareholders' equity	374,105	389,581
Share capital (net of share issuance costs)	205,432	205,432
Profit reserves and others	167,066	181,897
Non-controlling interests	1,607	2,252
Total liabilities and shareholders´ equity	947,574	972,951

21

Table 20 - Statement of cash flow – Consolidated

R$ million	3Q22	2Q22	3Q21	9M22	9M21
Cash flow from operating activities
Net income (loss) for the period	46,236	54,484	31,224	145,503	75,541
Adjustments for:
Pension and medical benefits (actuarial expense)	1,605	1,605	6,152	4,815	9,586
Results of equity-accounted investments	(171)	54	(1,520)	(1,933)	(7,844)
Depreciation, depletion and amortization	17,143	16,996	16,262	50,743	46,820
Impairment of assets (reversal)	1,336	847	(16,358)	2,179	(15,353)
Inventory write-down (write-back) to net realizable value	19	49	−	34	(5)
Allowance (reversals) for credit loss on trade and other receivables	18	90	(54)	213	(100)
Exploratory expenditures write-offs	177	341	142	632	1,178
Disposal/write-offs of assets and remeasurement of investment retained with loss of control	(1,550)	(1,828)	(578)	(5,850)	(1,015)
Foreign exchange, indexation and finance charges	9,698	16,618	24,001	23,876	44,143
Deferred income taxes, net	1,222	136	620	11,493	21,247
Revision and unwinding of discount on the provision for decommissioning costs	675	691	1,040	2,172	3,131
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	18	(18)	(57)	−	(4,955)
Results from co-participation agreements in bid areas	50	(14,243)	(3,519)	(14,193)	(3,519)
Assumption of interest in concessions	−	−	(520)	−	(520)
Early termination and cash outflows revision of lease agreements	(826)	(882)	(632)	(2,848)	(1,846)
Gains (losses) with legal, administrative and arbitration proceedings	1,377	1,485	1,416	4,169	2,797
Decrease (Increase) in assets
Trade and other receivables, net	3,576	(2,876)	(3,922)	3,823	(7,504)
Inventories	(3,007)	(489)	(3,052)	(13,259)	(11,764)
Judicial deposits	(2,392)	(2,248)	(1,839)	(6,760)	(4,454)
Other assets	(518)	(3,214)	292	(3,483)	(836)
Increase (Decrease) in liabilities
Trade payables	(1,048)	175	2,621	(2,140)	4,459
Other taxes payable	11,572	20,429	10,459	46,022	23,128
Income taxes paid	(19,412)	(17,522)	(4,346)	(44,861)	(4,998)
Pension and medical benefits	(945)	(1,044)	(2,062)	(9,666)	(10,821)
Provision for legal proceedings	(412)	(610)	(460)	(1,292)	(1,923)
Short-term benefits	1,591	(1,006)	481	(184)	(795)
Provision for decommissioning costs	(861)	(722)	(1,055)	(2,285)	(2,798)
Other liabilities	(1,964)	4,506	364	915	754
Net cash provided by operating activities	63,207	71,804	55,100	187,835	151,734
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	(10,225)	(8,383)	(7,857)	(30,946)	(24,728)
Investments in investees	(3)	(49)	(20)	(101)	(80)
Proceeds from disposal of assets - Divestment	2,872	7,800	12,325	19,927	15,053
Financial compensation from co-participation agreements	650	24,512	15,510	25,481	15,510
Divestment (Investment) in marketable securities	2,481	(8,091)	137	(8,055)	629
Dividends received	402	938	484	1,615	1,581
Net cash provided (used) by investing activities	(3,823)	16,727	20,579	7,921	7,965
Cash flows from Financing activities
Changes in non-controlling interest	334	(505)	17	241	(49)
Financing and loans, net:
Proceeds from financing	11,677	863	452	13,322	8,921
Repayment of principal - finance debt	(12,215)	(19,357)	(36,501)	(39,255)	(108,399)
Repayment of interest - finance debt	(2,759)	(1,718)	(3,355)	(7,499)	(10,142)
Repayment of lease liability	(6,954)	(6,697)	(7,750)	(20,567)	(23,323)
Dividends paid to Shareholders of Petrobras	(111,046)	(62,027)	(20,895)	(173,075)	(31,177)
Dividends paid to non-controlling interests	(50)	(264)	(184)	(340)	(396)
Net cash provided (used) by financing activities	(121,013)	(89,705)	(68,216)	(227,173)	(164,565)
Effect of exchange rate changes on cash and cash equivalents	(69)	4,881	2,833	(3,415)	3,362
Net change in cash and cash equivalents	(61,698)	3,707	10,296	(34,832)	(1,504)
Cash and cash equivalents at the beginning of the period	85,348	81,641	49,130	58,482	60,930
Cash and cash equivalents at the end of the period	23,650	85,348	59,426	23,650	59,426

22

Financial information by business areas

Table 21 - Consolidated income by segment – 9M22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	311,999	439,940	57,792	2,058	(329,112)	482,677
Intersegments	306,890	7,480	14,723	19	(329,112)	−
Third parties	5,109	432,460	43,069	2,039	−	482,677
Cost of sales	(119,389)	(383,669)	(40,798)	(2,089)	320,731	(225,214)
Gross profit	192,610	56,271	16,994	(31)	(8,381)	257,463
Expenses	9,983	(10,463)	(11,702)	(10,710)	(60)	(22,952)
Selling expenses	(65)	(6,703)	(11,778)	(47)	(60)	(18,653)
General and administrative expenses	(163)	(657)	(247)	(3,833)	−	(4,900)
Exploration costs	(1,169)	−	−	−	−	(1,169)
Research and development expenses	(2,676)	(31)	(24)	(414)	−	(3,145)
Other taxes	(240)	(76)	(177)	(762)	−	(1,255)
Impairment of assets	(642)	(1,535)	4	(6)	−	(2,179)
Other income and expenses	14,938	(1,461)	520	(5,648)	−	8,349
Operating income (loss)	202,593	45,808	5,292	(10,741)	(8,441)	234,511
Net finance income (expense)	−	−	−	(20,747)	−	(20,747)
Results in equity-accounted investments	776	823	354	(20)	−	1,933
Income (loss) before income taxes	203,369	46,631	5,646	(31,508)	(8,441)	215,697
Income taxes	(68,882)	(15,575)	(1,799)	13,192	2,870	(70,194)
Net income (loss)	134,487	31,056	3,847	(18,316)	(5,571)	145,503
Net income (loss) attributable to:
Shareholders of Petrobras	134,504	31,056	3,483	(18,485)	(5,571)	144,987
Non-controlling interests	(17)	−	364	169	−	516

Table 22 - Consolidated income by segment – 9M21

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	211,864	284,257	44,061	1,929	(223,633)	318,478
Intersegments	207,677	5,349	9,755	852	(223,633)	−
Third parties	4,187	278,908	34,306	1,077	−	318,478
Cost of sales	(91,286)	(248,767)	(29,957)	(1,906)	214,028	(157,888)
Gross profit	120,578	35,490	14,104	23	(9,605)	160,590
Expenses	14,276	(10,334)	(11,645)	(8,103)	(86)	(15,892)
Selling expenses	(4)	(6,146)	(10,410)	(60)	(86)	(16,706)
General and administrative expenses	(597)	(574)	(275)	(3,184)	−	(4,630)
Exploration costs	(2,897)	−	−	−	−	(2,897)
Research and development expenses	(1,631)	(28)	(101)	(446)	−	(2,206)
Other taxes	(616)	(543)	(530)	(294)	−	(1,983)
Impairment of assets	16,329	(69)	(914)	7	−	15,353
Other income and expenses	3,692	(2,974)	585	(4,126)	−	(2,823)
Operating income (loss)	134,854	25,156	2,459	(8,080)	(9,691)	144,698
Net finance income (expense)	−	−	−	(45,452)	−	(45,452)
Results in equity-accounted investments	451	4,695	450	2,248	−	7,844
Income (loss) before income taxes	135,305	29,851	2,909	(51,284)	(9,691)	107,090
Income taxes	(45,850)	(8,553)	(836)	20,395	3,295	(31,549)
Net income (loss)	89,455	21,298	2,073	(30,889)	(6,396)	75,541
Net income (loss) attributable to:
Shareholders of Petrobras	89,473	21,298	1,752	(30,963)	(6,396)	75,164
Non-controlling interests	(18)	−	321	74	−	377

23

Table 23 - Quarterly consolidated income by segment – 3Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	101,391	154,035	21,747	657	(107,754)	170,076
Intersegments	99,712	2,773	5,262	7	(107,754)	−
Third parties	1,679	151,262	16,485	650	−	170,076
Cost of sales	(39,049)	(139,607)	(13,849)	(711)	109,976	(83,240)
Gross profit	62,342	14,428	7,898	(54)	2,222	86,836
Expenses	(2,316)	(3,519)	(3,078)	(3,463)	(19)	(12,395)
Selling expenses	(36)	(2,297)	(3,989)	(17)	(19)	(6,358)
General and administrative expenses	(34)	(253)	(78)	(1,387)	−	(1,752)
Exploration costs	(565)	−	−	−	−	(565)
Research and development expenses	(828)	(8)	(7)	(141)	−	(984)
Other taxes	(47)	53	(83)	(412)	−	(489)
Impairment of assets	(24)	(1,313)	1	−	−	(1,336)
Other income and expenses	(782)	299	1,078	(1,506)	−	(911)
Operating income (loss)	60,026	10,909	4,820	(3,517)	2,203	74,441
Net finance income (expense)	−	−	−	(7,973)	−	(7,973)
Results in equity-accounted investments	237	(118)	62	(10)	−	171
Income (loss) before income taxes	60,263	10,791	4,882	(11,500)	2,203	66,639
Income taxes	(20,409)	(3,709)	(1,639)	6,103	(749)	(20,403)
Net income (loss)	39,854	7,082	3,243	(5,397)	1,454	46,236
Net income (loss) attributable to:
Shareholders of Petrobras	39,860	7,082	3,148	(5,448)	1,454	46,096
Non-controlling interests	(6)	−	95	51	−	140

Table 24 - Quarterly consolidated income by segment – 2Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	108,041	157,429	18,390	743	(113,643)	170,960
Intersegments	106,229	2,449	4,971	(6)	(113,643)	−
Third parties	1,812	154,980	13,419	749	−	170,960
Cost of sales	(40,228)	(131,897)	(11,677)	(729)	109,432	(75,099)
Gross profit	67,813	25,532	6,713	14	(4,211)	95,861
Expenses	12,551	(4,163)	(4,008)	(3,732)	(21)	627
Selling expenses	(19)	(2,267)	(3,815)	(14)	(21)	(6,136)
General and administrative expenses	(61)	(208)	(85)	(1,235)	−	(1,589)
Exploration costs	(196)	−	−	−	−	(196)
Research and development expenses	(939)	(10)	(3)	(128)	−	(1,080)
Other taxes	(117)	(90)	(42)	(206)	−	(455)
Impairment of assets	(625)	(222)	−	−	−	(847)
Other income and expenses	14,508	(1,366)	(63)	(2,149)	−	10,930
Operating income (loss)	80,364	21,369	2,705	(3,718)	(4,232)	96,488
Net finance income (expense)	−	−	−	(15,757)	−	(15,757)
Results in equity-accounted investments	282	(474)	143	(5)	−	(54)
Income (loss) before income taxes	80,646	20,895	2,848	(19,480)	(4,232)	80,677
Income taxes	(27,324)	(7,266)	(919)	7,877	1,439	(26,193)
Net income (loss)	53,322	13,629	1,929	(11,603)	(2,793)	54,484
Net income (loss) attributable to:
Shareholders of Petrobras	53,327	13,629	1,796	(11,629)	(2,793)	54,330
Non-controlling interests	(5)	−	133	26	−	154

24

Table 25 - Other income and expenses by segment – 9M22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(6,508)	(88)	(114)	(152)	−	(6,862)
Losses with legal, administrative and arbitration proceedings	(1,980)	(948)	(302)	(939)	−	(4,169)
Pension and medical benefits - retirees (*)	−	−	−	(4,083)	−	(4,083)
Performance award program	(838)	(438)	(101)	(684)	−	(2,061)
Losses with Commodities Derivatives	−	−	−	(627)	−	(627)
Operating expenses with thermoelectric power plants	−	−	(555)	−	−	(555)
Profit sharing	(220)	(130)	(25)	(155)	−	(530)
Transfer of rights on concession agreements	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	90	−	−	85	−	175
Recovery of taxes	−	45	1	224	−	270
Fines imposed on suppliers	634	80	171	19	−	904
Government grants	18	−	−	1,669	−	1,687
Expenses/Reimbursements from E&P partnership operations	2,314	−	−	−	−	2,314
Early termination and changes to cash flow estimates of leases	2,602	244	86	(84)	−	2,848
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	4,458	534	839	19	−	5,850
Results from the compensation of investments in bid areas (**)	14,193	−	−	−	−	14,193
Others	175	(760)	520	(940)	−	(1,005)
	14,938	(1,461)	520	(5,648)	−	8,349
(*) In 2022, it includes R$ 352 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

Table 26 - Other income and expenses by segment – 9M21

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(5,073)	(56)	(104)	(48)	−	(5,281)
Losses with legal, administrative and arbitration proceedings	(972)	(2,201)	(10)	386	−	(2,797)
Pension and medical benefits - retirees	−	−	−	(6,663)	−	(6,663)
Performance award program	(743)	(407)	(90)	(617)	−	(1,857)
Losses with Commodities Derivatives	−	−	−	(294)	−	(294)
Operating expenses with thermoelectric power plants	−	−	(334)	−	−	(334)
Profit sharing	(202)	(131)	(19)	(144)	−	(496)
Transfer of rights on concession agreements	1,579	−	−	−	−	1,579
Amounts recovered from Lava Jato investigation (*)	39	−	−	1,158	−	1,197
Recovery of taxes (**)	−	49	169	2,635	−	2,853
Fines imposed on suppliers	517	82	33	32	−	664
Government grants	15	6	−	137	−	158
Expenses/Reimbursements from E&P partnership operations	2,254	−	−	−	−	2,254
Early termination and changes to cash flow estimates of leases	1,864	156	(123)	(51)	−	1,846
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	817	21	296	101	−	1,235
Results from the compensation of investments in bid areas	3,519	−	−	−	−	3,519
Others	78	(493)	767	(758)	−	(406)
	3,692	(2,974)	585	(4,126)	−	(2,823)
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was R$ 6,220 million, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) In the nine-month period ended September 30, 2021, it Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.

25

Table 27 - Other income and expenses by segment – 3Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,220)	(32)	(62)	(76)	−	(2,390)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,296)	288	(7)	(362)	−	(1,377)
Pension and medical benefits - retirees (*)	−	−	−	(1,596)	−	(1,596)
Variable compensation program	(322)	(178)	(35)	(270)	−	(805)
Gains/(losses) with Commodities Derivatives	−	−	−	464	−	464
Operating expenses with thermoelectric power plants	−	−	(196)	−	−	(196)
Profit Share	(84)	(50)	(9)	(58)	−	(201)
Transfer of rights on concession agreements	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	90	−	−	25	−	115
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	12	−	51	−	63
Fines imposed on suppliers	196	15	114	(15)	−	310
Government grants	10	−	−	640	−	650
Expenses/Reimbursements from E&P partnership operations	1,538	−	−	−	−	1,538
Early Contract Terminations	713	93	70	(50)	−	826
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	383	290	876	1	−	1,550
Results from the compensation of investments in bid areas (**)	(50)	−	−	−	−	(50)
Others	260	(139)	327	(260)	−	188
	(782)	299	1,078	(1,506)	−	(911)
(*) In 2022, it includes R$ 352 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

Table 28 - Other income and expenses by segment – 2Q22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,428)	(34)	(16)	(42)	−	(2,520)
Gains / (losses) related to legal, administrative and arbitration proceedings	(365)	(894)	(21)	(205)	−	(1,485)
Pension and medical benefits - retirees	−	−	−	(1,245)	−	(1,245)
Variable compensation program	(266)	(134)	(34)	(204)	−	(638)
Gains/(losses) with Commodities Derivatives	−	−	−	(809)	−	(809)
Operating expenses with thermoelectric power plants	−	−	(194)	(1)	−	(195)
Profit Share	(69)	(40)	(8)	(51)	−	(168)
Transfer of rights on concession agreements	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	−	−	−	−	−	−
PIS and Cofins recovered - VAT tax exclusion from PIS and Cofins tax basis	−	30	1	87	−	118
Fines imposed on suppliers	196	17	4	22	−	239
Government grants	4	−	−	648	−	652
Expenses/Reimbursements from E&P partnership operations	638	−	−	−	−	638
Early Contract Terminations	869	46	−	(33)	−	882
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,913	(55)	(33)	3	−	1,828
Results from the compensation of investments in bid areas (*)	14,243	−	−	−	−	14,243
Others	(227)	(302)	238	(319)	−	(610)
	14,508	(1,366)	(63)	(2,149)	−	10,930
(*) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

26

Table 29 - Consolidated assets by segment – 09.30.2022

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	620,045	215,766	59,969	103,285	(51,491)	947,574

Current assets	45,211	94,689	19,688	51,231	(51,492)	159,327
Non-current assets	574,834	121,077	40,281	52,054	1	788,247
Long-term receivables	33,526	15,124	3,240	40,826	1	92,717
Investments	2,160	5,815	893	173	−	9,041
Property, plant and equipment	526,147	99,567	35,763	9,590	−	671,067
Operating assets	471,372	85,864	25,152	7,762	−	590,150
Assets under construction	54,775	13,703	10,611	1,828	−	80,917
Intangible assets	13,001	571	385	1,465	−	15,422

Table 30 - Consolidated assets by segment – 12.31.2021

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	631,412	191,898	59,087	122,215	(31,661)	972,951

Current assets	33,672	70,822	21,418	73,995	(31,660)	168,247
Non-current assets	597,740	121,076	37,669	48,220	(1)	804,704
Long-term receivables	28,136	12,342	1,795	37,720	(1)	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Assets under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879

27

Table 31 - Reconciliation of Adjusted EBITDA by segment – 9M22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	134,487	31,056	3,847	(18,316)	(5,571)	145,503
Net finance income (expense)	−	−	−	20,747	−	20,747
Income taxes	68,882	15,575	1,799	(13,192)	(2,870)	70,194
Depreciation, depletion and amortization	40,077	8,682	1,710	274	−	50,743
EBITDA	243,446	55,313	7,356	(10,487)	(8,441)	287,187
Results in equity-accounted investments	(776)	(823)	(354)	20	−	(1,933)
Impairment	642	1,535	(4)	6	−	2,179
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	1	−	−	−	1
Results from co-participation agreements in bid areas	(14,193)	−	−	−	−	(14,193)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(4,458)	(534)	(839)	(19)	−	(5,850)
Adjusted EBITDA	224,661	55,492	6,159	(10,480)	(8,441)	267,391

Table 32 - Reconciliation of Adjusted EBITDA by segment – 9M21

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	89,455	21,298	2,073	(30,889)	(6,396)	75,541
Net finance income (expense)	−	−	−	45,452	−	45,452
Income taxes	45,850	8,553	836	(20,395)	(3,295)	31,549
Depreciation, depletion and amortization	35,639	8,737	1,743	701	−	46,820
EBITDA	170,944	38,588	4,652	(5,131)	(9,691)	199,362
Results in equity-accounted investments	(451)	(4,695)	(450)	(2,248)	−	(7,844)
Impairment losses / (reversals)	(16,329)	69	914	(7)	−	(15,353)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	220	−	220
Results from co-participation agreements in bid areas	(3,519)	−	−	−	−	(3,519)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(817)	(21)	(296)	(101)	−	(1,235)
Adjusted EBITDA	149,828	33,941	4,820	(7,267)	(9,691)	171,631

Table 33 - Reconciliation of Adjusted EBITDA by segment – 3Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	39,854	7,082	3,243	(5,397)	1,454	46,236
Net finance income (expense)	−	−	−	7,973	−	7,973
Income taxes	20,409	3,709	1,639	(6,103)	749	20,403
Depreciation, depletion and amortization	13,435	3,029	667	12	−	17,143
EBITDA	73,698	13,820	5,549	(3,515)	2,203	91,755
Results in equity-accounted investments	(237)	118	(62)	10	−	(171)
Impairment	24	1,313	(1)	−	−	1,336
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	1	−	−	−	1
Results from co-participation agreements in bid areas	50	−	−	−	−	50
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(383)	(290)	(876)	(1)	−	(1,550)
Adjusted EBITDA	73,152	14,962	4,610	(3,506)	2,203	91,421

28

Table 34 - Reconciliation of Adjusted EBITDA by segment – 2Q22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	53,322	13,629	1,929	(11,603)	(2,793)	54,484
Net finance income (expense)	−	−	−	15,757	−	15,757
Income taxes	27,324	7,266	919	(7,877)	(1,439)	26,193
Depreciation, depletion and amortization	13,701	2,662	481	152	−	16,996
EBITDA	94,347	23,557	3,329	(3,571)	(4,232)	113,430
Results in equity-accounted investments	(282)	474	(143)	5	−	54
Impairment	625	222	−	−	−	847
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(14,243)	−	−	−	−	(14,243)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,913)	55	33	(3)	−	(1,828)
Adjusted EBITDA	78,534	24,308	3,219	(3,569)	(4,232)	98,260

29

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and, investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer